SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1

                              STAT HEALTHCARE, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    855907101
                                 (CUSIP NUMBER)

                              WILLIAM H. RICE, M.D.
                    SOUTH TEXAS ACUTE TRAUMA PHYSICIANS, P.A.
                             12450 GREENSPOINT DRIVE
                                   SUITE 1200
                              HOUSTON, TEXAS 77060
                                 (713) 872-6900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 24, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- ------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


CUSIP NO. 855907101
- -------------------
- --------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      |  South Texas Acute Trauma Physicians, P.A.
- --------------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      |                                                           (a)[ ] (b)[ ]
- --------------------------------------------------------------------------------
   3  |  SEC USE ONLY
- --------------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS*
      |                                      OO
- --------------------------------------------------------------------------------
   5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      |  PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
- --------------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |                             State of Texas
- --------------------------------------------------------------------------------
                   |   7   |   SOLE VOTING POWER
       NUMBER      |       |   1,556,684
         OF        |------------------------------------------------------------
       SHARES      |   8   |   SHARED VOTING POWER
    BENEFICIALLY   |       |   0
      OWNED BY     |------------------------------------------------------------
     REPORTING     |   9   |   SOLE DISPOSITIVE POWER
       PERSON      |       |   1,556,684
        WITH       |------------------------------------------------------------
                   |  10   |   SHARED DISPOSITIVE POWER
                   |       |   0
- --------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      |  PERSON
      |  1,556,684
- --------------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      |  CERTAIN SHARES*                                                    [ ]
- --------------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      |                    10.4%
- --------------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON*
      |  OO
- --------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 855907101
- -------------------
- --------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      |  Victor M. Miranda, M.D.
- --------------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      |                                                           (a)[ ] (b)[ ]
- --------------------------------------------------------------------------------
   3  |  SEC USE ONLY
- --------------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS*
      |                                      OO
- --------------------------------------------------------------------------------
   5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      |  PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
- --------------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |                             USA
- --------------------------------------------------------------------------------
                   |   7   |   SOLE VOTING POWER
       NUMBER      |       |   0
         OF        |------------------------------------------------------------
       SHARES      |   8   |   SHARED VOTING POWER
    BENEFICIALLY   |       |   1,556,684
      OWNED BY     |------------------------------------------------------------
     REPORTING     |   9   |   SOLE DISPOSITIVE POWER
       PERSON      |       |   0
        WITH       |------------------------------------------------------------
                   |  10   |   SHARED DISPOSITIVE POWER
                   |       |   1,556,684
- --------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      |  PERSON
      |  1,556,684
- --------------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      |  CERTAIN SHARES*                                                    [ ]
- --------------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      |                    10.4%
- --------------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON*
      |  IN
- --------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 855907101
- -------------------
- --------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      |  William H. Rice, M.D.
- --------------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      |                                                           (a)[ ] (b)[ ]
- --------------------------------------------------------------------------------
   3  |  SEC USE ONLY
- --------------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS*
      |                                      OO
- --------------------------------------------------------------------------------
   5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      |  PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
- --------------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |                             USA
- --------------------------------------------------------------------------------
                   |   7   |   SOLE VOTING POWER
       NUMBER      |       |   0
         OF        |------------------------------------------------------------
       SHARES      |   8   |   SHARED VOTING POWER
    BENEFICIALLY   |       |   1,556,684
      OWNED BY     |------------------------------------------------------------
     REPORTING     |   9   |   SOLE DISPOSITIVE POWER
       PERSON      |       |   0
        WITH       |------------------------------------------------------------
                   |  10   |   SHARED DISPOSITIVE POWER
                   |       |   1,556,684
- --------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      |  PERSON
      |  1,556,684
- --------------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      |  CERTAIN SHARES*                                                    [ ]
- --------------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      |                    10.4%
- --------------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON*
      |  IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                            Statement on Schedule 13D

Item 1            SECURITY AND ISSUER

                  This initial Schedule 13D relates to the Common Stock, $.01 per value per share (the "Shares"), of STAT Healthcare, Inc., a Delaware corporation formerly named New STAT Healthcare, Inc. (the "Company"). The principal executive offices of the Company are located at 12450 Greenspoint Dr., Suite 1200, Houston, Texas 77060.

Item 2            IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is being filed by South Texas Acute Trauma Physicians, P.A., a Texas Professional Association ("STAT Physicians"), William H. Rice, M.D. ("Rice") and Victor M. Miranda, M.D. ("Miranda").

                        The Shares reported herein have been acquired by STAT Physicians (Drs. Rice and Miranda each own 50% of the equity interest in STAT Physicians), and neither Rice nor Miranda directly holds any Shares. The Reporting Persons may be deemed to be a "group" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, Rice and Miranda each disclaims beneficial ownership of Shares allocable to the percentage interest in STAT Physicians owned by the other.

                  (b) The business address of each Reporting Person is 12450 Greenspoint Drive, Suite 1200, Houston, Texas 77060.

                  (c) Rice's principal occupation is Vice Chairman of the Board and Director of the Company. Miranda's principal occupation is President/Emergency Physician Services and Director of the Company.

                  (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)   Drs. Rice and Miranda are both citizens of the U.S.A.

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Rice and Miranda each directly own 50% of the outstanding
            equity interest in STAT Physicians. Prior to the Exchange described below, STAT Physicians owned 1,556,684 shares of the common stock of Old STAT, Inc., a Delaware corporation ("Old STAT") named STAT Healthcare, Inc. prior to such Exchange. On June 24, 1996, pursuant to the closing of the transactions (the "Exchange") contemplated by that certain Amended and Restated Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of March 15, 1996 by and among the Company, Old STAT, STAT Acquisition Corp., a Delaware corporation wholly owned by the Company ("STAT Acquisition"), and the AmHealth Corporations and AmHealth Partnerships named therein, (i) the AmHealth Corporations merged with and into the Company, with the Company as the surviving corporation (the "AmHealth Merger") and substantially all of the partners of the AmHealth Partnerships transferred their partnership interests to the Company in exchange for Shares and (ii) Old STAT merged with and into STAT Acquisition, with Old STAT as the surviving corporation. Pursuant to the Exchange, each issued and outstanding share of common stock of Old STAT was converted into one Share and the shareholders and partners of the AmHealth Corporations and AmHealth Partnerships participating in the Exchange collectively received 11,200,000 Shares in exchange for their interests in the AmHealth Corporations and AmHealth Partnerships. Accordingly, the 1,556,684 shares of common stock of Old STAT owned by STAT Physicians prior to the Exchange were converted into 1,556,684 Shares (the "Merger Shares").

Item 4            PURPOSE OF TRANSACTION.

                  As described above in Item 3, STAT Physicians acquired the
            Merger Shares in connection with the Exchange for investment purposes. Subject to the Succession Agreement and Lock-Up Agreement described below, each Reporting Person will continue to evaluate STAT Physicians' investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, such Reporting Person's own financial condition, other investment opportunities and other future developments. Based upon such evaluation, each Reporting Person will take such actions in the future as such Reporting Person may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, a Reporting Person may determine that STAT Physicians should dispose some or all of the Shares it owns.

                  As described above in Item 3, the Merger Shares were acquired by STAT Physicians in a transaction pursuant to Rule 145 and, therefore, may not be sold, pledged, conveyed or otherwise transferred without registration or qualification under the Securities Act and applicable state securities or blue sky laws or a valid exemption therefrom.

                  Except as set forth in this Item 4, no Reporting Person has any plan or proposal with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5            INTEREST IN SECURITIES OF THE ISSUER.

                  (a)   Reference is made to Item 11 of each cover page hereof.

                  (b) Reference is made to Items 7, 8, 9 and 10 of each cover page hereof. Rice and Miranda share the power to direct the affairs of STAT Physicians, including the power to vote and dispose of the Shares held by STAT Physicians.

                  (c) No Reporting Person has acquired any Shares within the past 60 days, other than the Merger Shares acquired on June 24, 1996, as described above in Item 3.

                  (d) No other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Persons may be deemed to beneficially own.

                  (e)   Not applicable.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth herein, there are no contracts,
            arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to the any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.


                  The Reporting Persons are parties to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 4 (the "Joint Filing Agreement") and is incorporated herein by reference, with respect to the filing of this and other Statements and any amendments hereto and thereto.

                  Old STAT, Rice and Miranda have entered into a Succession
            Agreement, dated June 24, 1996 (the "Succession Agreement"), restricting the transfer of interests in STAT Physicians by Rice or Miranda. Each of the Reporting Persons has also entered into a lock-up agreement ("Lock-Up Agreement") restricting the transfer of Shares until June 24, 1997.

Item 7            MATERIAL TO BE FILED AS EXHIBITS.

            (1) Amended and Restated Agreement and Plan of Reorganization dated March 15, 1996, among the Company, Old STAT, STAT Acquisition Corp., the AmHealth Corporations and the AmHealth Partnerships (included as Appendix 1 to the Joint Proxy Statement/Prospectus dated May 22, 1996 of the Company, Old STAT and the AmHealth Corporations filed pursuant to Rule 424(b) on May 23, 1996 (the "Joint Proxy Statement/Prospectus") and incorporated herein by reference.)

            (2) Form of Succession Agreement (included as Exhibit 10.13 to the Company's registration statement on Form S-4 (Reg. No. 333-2486) and incorporated herein by reference).

            (3) Form of Lock-Up Agreement (included as Exhibit A to Appendix 1 to the Joint Proxy Statement/Prospectus and incorporated herein by reference).

            (4)   Joint Filing Agreement.


                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    South Texas Acute Trauma Physicians, P.A.


Date: July 3, 1996                  By: /s/ WILLIAM H. RICE M.D.
                                    Name:   William H. Rice M.D.
                                    Title:  President


                                    ---------------------------
                                    William H. Rice, M.D.

                                    ---------------------------
                                    Victor M. Miranda, M.D.

                                    EXHIBIT 4

                             JOINT FILING AGREEMENT

      This Joint Filing Agreement, executed as of the 3rd day of July, 1996, is by and among South Texas Acute Trauma Physicians, P.A., a Texas Professional Association ("STAT Physicians"), William H. Rice, M.D. and Victor M. Miranda, M.D.

      WHEREAS, STAT Physicians owns in excess of 5% of the outstanding common stock (the "Shares") of STAT Healthcare, Inc. and is required to file a statement of Beneficial Ownership on Schedule 13D with the Securities and Exchange Commission (the "Commission"); and

      WHEREAS, William H. Rice, M.D. and Victor M. Miranda, M.D. beneficially own all the outstanding voting securities of STAT Physicians, and may be deemed to be the beneficial owners of the Shares held by STAT Physicians pursuant to Rule 13d-3 promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

      NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

      STAT Physicians, William H. Rice, M.D. and Victor M. Miranda, M.D., without admitting beneficial ownership or the existence of a "group", do hereby agree to file jointly with the Commission any schedules and reports (including amendments thereto) made on behalf of STAT Physicians pursuant to Sections 13(d), 13(f) and 13(g) of the Exchange Act.

            IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

                                    South Texas Acute Trauma Physicians, P.A.


                                    By:  /s/ WILLIAM H. RICE M.D.
                                    Name:    William H. Rice M.D.
                                    Title:   President


                                    /s/ WILLIAM H. RICE, M.D.
                                        William H. Rice, M.D.


                                    /s/ VICTOR M. MIRANDA, M.D.
                                        Victor M. Miranda, M.D.

                                       A-1